UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 13 October, 2023

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcements dated 10 October 2023: Dealings in securities by a prescribed officer and director of a major subsidiaries of Sasol Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, the Company, Debt issuer)

DEALINGS IN SECURITIES BY A PRESCRIBED OFFICER AND DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL LIMITED

In compliance with paragraphs 3.63 to 3.66 of the JSE Limited Listings Requirements (Listings Requirements), the following information is disclosed relating to dealings in securities of Sasol by a prescribed officer and director of a major subsidiary of Sasol Limited.

The person below has transacted in securities awarded and accepted in 2020 in terms of the rules of the Sasol 2016 Long-term incentive (LTI) plan.

The 2020 award partly vested at the achievement of corporate performance targets (CPTs) of 67.34%. The balance of the LTI award made in 2020 will vest in 2025 subject to the rules of the Plan.

The participant has the option to retain all shares; sell sufficient shares to cover the tax liability and retain the balance thereof; or, to sell the vested shares. The dealings are as set out below.

Transaction date:	6 October 2023
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Retention of vested shares off-market
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Number of shares	Price per share (ZAR)	Total value of the transaction (ZAR)
B P Mabelane	Sasol Limited: Prescriber Officer Sasol Oil (Pty) Limited: Director	19 566	239,88	4 693 492,08

Transaction date:	6 October 2023
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Number of shares	Selling Price per share (ZAR)*	Total value of the transaction (ZAR)
B P Mabelane	Sasol Limited: Prescriber Officer Sasol Oil (Pty) Limited: Director	18 060	236,3931	4 269 259,39

* Average selling price per share is based on transactions effected by the Company on 6 October 2023. Proceeds are allocated to the shares sold by directors / prescribed officers, as with all employees, based on the outcome of the bulk sale.

The highest and lowest prices, as well as the VWAP price for the day of trading are as follows:

Date	Highest price (ZAR)	Lowest price (ZAR)	Volume Weighted Average Price (ZAR)
6 October 2023	239,0500	236,0000	236,3931

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

10 October 2023
Sandton

Equity Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

Debt Sponsor: Rand Merchant Bank (A division of FirstRand Bank Limited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 October 2023

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary